SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/30/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
21,827

9. SOLE DISPOSITIVE POWER
21,827
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
21,827

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

0.07%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed February 19, 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09.The 7/30/12 tender of 7,520,088 shares reduced the outstanding shares to 22,560,262. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 21,827 shares of ASG or 0.07% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 7/23/12 the following shares of ASG were sold:


Date	                Shares	                Price
07/23/12		(6,510)		        3.8721
07/24/12		(17,254)		3.8065
07/30/12		(1,515,352)		3.9500
07/31/12		(72,387)		3.9220
08/01/12		(113,290)		3.8623
08/02/12		(177,361)		3.7926
08/03/12		(10,351)		3.9000






d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 08/8/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos